Filed Pursuant to Rule 433
Registration No. 333-171806

The information in this terms supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
This terms supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED AUGUST 28, 2012

(TO PRODUCT PROSPECTUS SUPPLEMENT REVCON-1, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH DATED JANUARY 28, 2011)
Senior Global Medium-Term Notes, Series E

Royal Bank of Canada
Autocallable Coupon Notes Based on the Common Stock of Priceline.com Incorporated due September __, 2013 (the “Notes”)
$1,000 per Note

•	All payments on the notes are subject to the credit risk of Royal Bank of Canada.

•	The notes will be issued in denominations of $1,000 and in integral multiples thereof.

•	The stated principal amount and issue price will be $1,000 per note.

•	The notes will mature on September , 2013 (expected to be September 3, 2013), subject to automatic redemption.

•
The Notes will be automatically called if the closing price of the Reference Stock is equal to or greater than the Initial Stock Price on a quarterly “Call Date”, as described herein.  The payment if called will be 100% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable “Call Settlement Date” as described herein.

•	The notes will pay a fixed quarterly coupon in cash at a rate of 11.25% to 12.25% per annum. The actual per annum coupon rate will be determined on the Pricing Date.

•
Unlike conventional debt securities, the notes do not provide for the repayment of the stated principal amount at maturity in all circumstances.  If the Notes are not automatically called, for each $1,000 principal amount, we will pay $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

•
If the Notes are not automatically called, and the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the “Physical Delivery Amount”, as described herein, or at our election, the cash value of those shares.  Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

•
For each $1,000 principal amount, the Physical Delivery Amount will equal a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.

•	The “Initial Stock Price” will be the closing price of the common stock of Priceline.com Incorporated (the “Reference Stock”) on the Pricing Date.

•	The “Barrier Price” will equal 75% of the Initial Stock Price.

•	The “Pricing Date” is August __, 2012 (expected to be August 28, 2012), the date on which the notes are priced for initial sale to the public.

•	The “Valuation Date” will be August , 2013 (expected to be August 28, 2013), subject to postponement.

•
Any positive return on the notes will be limited to the sum of the quarterly coupon payments. Investors in the notes will not receive the dividend yield on, or share in any appreciation of, the Reference Stock over the term of the notes, but investors will bear the full downside risk of the Reference Stock if the notes are not called prior to maturity and the Final Stock Price is less than the Barrier Price.

•	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The Notes are designed to be held to maturity.

•	The CUSIP for the Notes is 78008SHF6.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011 and “Selected Risk Considerations” beginning on page P5 of this terms supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this terms supplement or the accompanying product prospectus supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

	Per Note		Total
Public Offering Price	$1,000.00		$
Underwriting Fee	$5.00	(1)	$
Proceeds to Royal Bank of Canada	$995.00		$
(1) Citigroup Global Markets Inc. (“CGMI”) and RBC Capital Markets, LLC (“RBCCM”) are the agents for the sale of the notes, are acting as principal and will receive an underwriting fee of $5.00 for each $1,000 note sold in this offering.  Additionally, it is possible that the issuer, the agents and their affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Additional Risks Factors Specific to Your Notes” in the product prospectus supplement for additional information.
Royal Bank of Canada expects to deliver the notes to purchasers on or about August __, 2012.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RBC Capital Markets, LLC

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This terms supplement relates to an offering of Coupon Notes (the “Notes”) linked to the common stock of Priceline.com Incorporated (the “Reference Stock”). The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Underwriters:	Citigroup Global Markets Inc. (“CGMI”) and RBC Capital Markets, LLC (“RBCCM”)

Pricing Date:	August __, 2012 (expected to be August 28, 2012)

Issuance Date:	August __, 2012 (expected to be August 31, 2012)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid quarterly on December 3, 2012, March 5, 2013, May 31, 2013 and the Maturity Date.

Automatic Call:	If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called.

Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Price:	The Initial Stock Price of the Reference Stock.

Call Dates:	November 28, 2012, February 28, 2013 and May 28, 2013.

Call Settlement Dates:	December 3, 2012, March 5, 2013 and May 31, 2013.

Valuation Date:	August __, 2013 (expected to be August 28, 2013).

Maturity Date:	September __, 2013 (expected to be September 3, 2013).

Reference Stock:	The common stock of Priceline.com Incorporated, which trades on the Nasdaq Global Select Market under the symbol “PCLN.”

Term:	Approximately twelve (12) months.

Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Citi	RBC Capital Markets, LLC
P1

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash. Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock below the Barrier Price.

Monitoring Period:	The Monitoring Period will consist solely of the Valuation Date.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
CGMI (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P1 and P2 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

Citi	RBC Capital Markets, LLC
P2

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000427/c24110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product supplement, and prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus, the prospectus supplement and the prospectus if you so request by calling toll-free 866-609-6009.

Citi	RBC Capital Markets, LLC
P3

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming the notes are not automatically called on any Call Date, an Initial Stock Price of $100, a Barrier Price of 75% of the Initial Stock Price and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity as a percentage of the principal amount.  If the market price of the Reference Stock does not fall below the Barrier Price on the Valuation Date, your Payment at Maturity will be 100% of the Principal Amount. The third column shows whether the payment at maturity would be the (i) full principal amount or (ii) the Physical or Cash Delivery Amount. The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200.00	100.00%	Full Principal Amount	n/a	n/a
$175.00	100.00%	Full Principal Amount	n/a	n/a
$150.00	100.00%	Full Principal Amount	n/a	n/a
$125.00	100.00%	Full Principal Amount	n/a	n/a
$100.00	100.00%	Full Principal Amount	n/a	n/a
$90.00	100.00%	Full Principal Amount	n/a	n/a
$80.00	100.00%	Full Principal Amount	n/a	n/a
$75.00	100.00%	Full Principal Amount	n/a	n/a
$74.90	74.90%	Physical or Cash Delivery Amount	10.00	$749.00
$65.00	65.00%	Physical or Cash Delivery Amount	10.00	$650.00
$50.00	50.00%	Physical or Cash Delivery Amount	10.00	$500.00
$25.00	25.00%	Physical or Cash Delivery Amount	10.00	$250.00
$0	0%	Physical or Cash Delivery Amount	10.00	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

Citi	RBC Capital Markets, LLC
P4

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock below the Barrier Price between the Pricing Date and the Valuation Date. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase the Notes may include a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Notes Are Subject to an Automatic Call — If, on any Call Date, the closing price of the Reference Stock is equal to or greater than its Call Price, then the Notes will be automatically called.  If the Notes are automatically called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.  You will not receive any interest payments after the Call Settlement Date.  You may be unable to reinvest your proceeds from the Automatic Call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stock - In the ordinary course of their business, our affiliates and CGMI or its affiliates may have expressed views on expected movements in the Reference Stock, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the Reference Stock may at any time have significantly different views from those of ours, CGMI, and our respective affiliates.  For these reasons, you are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely solely on views expressed by us, CGMI, or our respective affiliates.

•
The Business Activities of Royal Bank, CGMI and Our Respective Affiliates May Create Conflicts of Interest - We, CGMI and our respective affiliates expect to engage in trading activities related to the Reference Stock that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we, CGMI and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the price of the Reference Stock, could be adverse to the interests of the holders of the Notes.  We, CGMI and one or more of our affiliates may, at present or in the future, engage in business with Priceline.com Incorporated, the issuer of the Reference Stock (the ‘‘Reference Stock Issuer’’), including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our, CGMI’s or one or more of our respective affiliates’ obligations and your interests as a holder of the Notes, and neither we nor CGMI will have any obligation to advise you of these activities.  Moreover, we, CGMI and our respective affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the price of the Reference Stock and, therefore, the market value of the Notes.

Citi	RBC Capital Markets, LLC
P5

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

Citi	RBC Capital Markets, LLC
P6

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

U.S. FEDERAL TAX INFORMATION

Autocallable Coupon Note: 78008SHF6 (PCLN): [    ]% of each stated interest payment ([11.25%-12.25%] per annum in total) on the Notes will be treated as an interest payment and [    ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Priceline.com Incorporated enables consumers to use the Internet to save money on a variety of products and services. The company's product allows customers to name their own price on products or services and communicates that demand directly to participating sellers or to their private databases. Participants include domestic and international airlines, and hotel chains.

Citi	RBC Capital Markets, LLC
P7

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2009, 2010, and 2011, the first and second calendar quarters of 2012 and the period from July 1, 2012 to August 27, 2012.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

Citi	RBC Capital Markets, LLC
P8

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2009	3/31/2009	88.89	64.97	78.78
4/1/2009	6/30/2009	119.14	78.08	111.55
7/1/2009	9/30/2009	170.33	102.32	165.82
10/1/2009	12/31/2009	231.42	154.28	218.50

1/1/2010	3/31/2010	262.55	192.72	255.00
4/1/2010	6/30/2010	273.87	173.34	176.54
7/1/2010	9/30/2010	358.17	173.75	348.34
10/1/2010	12/31/2010	428.10	325.04	399.55

1/1/2011	3/31/2011	508.99	402.25	506.44
4/1/2011	6/30/2011	561.79	452.34	511.93
7/1/2011	9/30/2011	553.85	441.65	449.46
10/1/2011	12/31/2011	553.33	411.55	467.71

1/1/2012	3/31/2012	736.92	469.38	717.50
4/1/2012	6/30/2012	774.29	603.80	664.52
7/1/2012	8/27/2012	695.05	553.54	588.40

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Citi	RBC Capital Markets, LLC
P9

Autocallable Coupon Notes due September__ 2013 Based on the Common Stock of Priceline.com Incorporated

SUPPLEMENTAL PLAN OF DISTRIBUTION

The agents will receive an underwriting fee of 0.50% ($5.00) for each $1,000 in principal amount of the Notes sold in this offering.  From this underwriting fee, CGMI will pay its Registered Representatives a fixed selling concession of 0.50% ($5.00) for each $1,000 in principal amount of the Notes they sell.

We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

Citi	RBC Capital Markets, LLC
P10